Filed by Teekay Tankers Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-33867

Subject Company: Tanker Investments Ltd.

Date: September 15, 2017

TEEKAY TANKERS ANNOUNCES NEW SHARE REPURCHASE PROGRAM; VOTING AGREEMENT IN FAVOR OF MERGER

Hamilton, Bermuda, September 15, 2017 – Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE:TNK) today announced that its Board of Directors has authorized a share repurchase program for the repurchase of up to $45 million of the Company’s Class A common shares. Shares may be repurchased in the open market at times and prices considered appropriate by the Company. The timing of any purchases and the exact number of shares to be purchased under the program will be dependent on market conditions and other factors.

“During this period of weaker tanker rates, one of our key priorities remains strengthening our balance sheet by further reducing financial leverage and increasing liquidity,” commented Kevin Mackay, Teekay Tankers’ President and CEO. “This program is being put in place as another lever to create shareholder value, allowing us to opportunistically take advantage of dislocations in the capital markets when we have excess capital.”

In addition, Teekay Tankers has entered into a voting and support agreement with the Company’s second largest shareholder after Teekay Corporation, Huber Capital Management LLC. (Huber Capital), whereby Huber Capital will vote its shares in favor of increasing the authorized number of Teekay Tankers’ Class A common shares at an upcoming special meeting of shareholders, to permit the issuance of Class A common shares as consideration to complete the Company’s proposed merger with Tanker Investments Ltd.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 39 double-hull tankers, including 20 Suezmax tankers, 12 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has three contracted time charter-in vessels. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of over 11 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers and which Teekay Tankers has agreed to acquire the remaining ownership interest. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekaytankers.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the potential repurchases of the Teekay Tankers’ common shares under the Company’s share repurchase program; future cash flows; a tanker market recovery; Huber Capital’s expected vote; and the proposed merger with Tanker Investments Ltd. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the Company’s liquidity and financial leverage; capital requirements; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; the ability to satisfy the closing conditions and receive the required shareholder approvals for the proposed merger with Tanker Investments Ltd; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of Tanker Investments Ltd. (TIL) and Teekay Tankers. In connection with the proposed merger, Teekay Tankers has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), which will include a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. After the registration statement is declared effective, Teekay Tankers and TIL will each mail the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus will contain important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

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